

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Stanley Wang
Chief Financial Officer
Malacca Straits Acquisition Co Ltd
Unit 601-2 St George's Bldg
2 Ice House Street
Central, Hong Kong

> **Re: Malacca Straits Acquisition Co Ltd**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on March 31, 2022**
> **Form 10-Q for the period ended June 30, 2022**
> **Filed on August 18, 2022**
> **File No. 001-39383**

Dear Stanley Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction